SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )*

                                 MIM Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  553 044-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Abba David Poliakoff, Esquire
             Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
                             233 E. Redwood Street,
                            Baltimore, Maryland 21202
                                 (410) 576-4067

                            Stephen Hamilton, Esquire
                    Skadden, Arps, Slate, Meagher & Flom, LLP
                            1440 New York Avenue N.W.
                            Washington, DC 20005-2107
                                 (202) 371-7010
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |X|.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                              -----------
CUSIP NO.  553 044-10-8                                              PAGE 2 OF 8
-----------------------                                              -----------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Livingston Group LLC*                            52-2248950
          ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |X|
                                                                     (b)     |_|
          ----------------------------------------------------------------------
3         SEC USE ONLY
          ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
          ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [_]
          ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
          ----------------------------------------------------------------------
 NUMBER OF               7  SOLE VOTING POWER
  SHARES                    2,697,947
BENEFICIALLY                ----------------------------------------------------
 OWNED BY                8  SHARED VOTING POWER
   EACH                     0
 REPORTING                  ----------------------------------------------------
PERSON WITH              9  SOLE DISPOSITIVE POWER
                            2,697,947
                            ----------------------------------------------------
                         10 SHARED DISPOSITIVE POWER

                            ----------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,697,947
          ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
          ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.20%
          ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
          ----------------------------------------------------------------------
  -----------

* Livingston Group LLC is a Maryland limited liability company which acted as the "Designated Seller" in a Purchase Agreement between the issuer and American Disease Management Associates, L.L.C., and which acquired the shares referred to above in that transaction. The members of Livingston Group, LLC are: John Chay, Bruce Blake, Elizabeth Williams, Sal Rafanelli, George Brown, David Brown, Christopher Brown and Kathy Noonan.

                                  SCHEDULE 13D
-----------------------                                              -----------
CUSIP NO.  553 044-10-8                                              PAGE 3 OF 8
-----------------------                                              -----------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John Chay
          ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     |X|
                                                                     (b)     |_|
          ----------------------------------------------------------------------
3         SEC USE ONLY

          ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
          ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [_]
          ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------
 NUMBER OF               7  SOLE VOTING POWER
  SHARES                    2,697,947*
BENEFICIALLY                ----------------------------------------------------
 OWNED BY                8  SHARED VOTING POWER
   EACH
 REPORTING                  ----------------------------------------------------
PERSON WITH              9  SOLE DISPOSITIVE POWER
                            2,697,947*
                            ----------------------------------------------------
                         10 SHARED DISPOSITIVE POWER

                            ----------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,697,947
          ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     |_|
          ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.20%
          ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
          ----------------------------------------------------------------------
  -----------

* Represents shares owned by Livingston Group, LLC, of which Mr. Chay is the managing member and the controlling member of the entity by virtue of his ownership of 50% of the membership interests of the entity.

                                  SCHEDULE 13D

Item 1.                    Security and Issuer

     The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.0001 per share ("Common Stock"), issued by MIM Corporation (the "Issuer"), the principal executive offices of which are located at 100 Clearbrook Road, Elmsford, New York 10523.

Item 2.                    Identity and Background

     A. This statement is filed by Livingston Group, LLC, a Maryland limited liability company, through John Chay, its managing member (collectively, the "Reporting Person"). The Reporting Person's principal executive offices and principal business are located at 16 East Willow Avenue, Towson, Maryland 21286. The Reporting Person was created for the purpose of the holding the 2,697,947 shares of Common Stock received in the transaction described in Item 3. Mr. Chay is the managing member and the controlling member of the Reporting Person by virtue of his ownership of 50% of the membership interests of the entity. Mr. Chay has sole power to vote and dispose of the shares, provided that the exercise of the demand registration rights under the Registration Rights Agreement described in Item 6 must be approved by members holding 51% of the membership interests of the Reporting Person.

     B. The identity and background of the principal members of the Reporting Person is as follows:

     1. (a) John Chay
        (b) 2200  Pine Hill  Farms  Lane,  Cockeysville,  Maryland 21030
        (c) Since 1999, Mr. Chay has been a private investor and has served as a principal in Harvest Investment Group, an entity that he founded that invests in healthcare related companies and services. He is also a principal in the Summit Group, a developer and builder of active adult communities. Since August 2000, Mr. Chay has also served as the managing member of Livingston Group, LLC.
        (d)See below
        (e) See below
        (f) United States

     2. (a) Bruce Blake
        (b) 88 Bayberry Avenue, Mahwah, New Jersey 07430
        (c)  Mr.  Blake  is  the  President  of  American   Disease   Management
Associates, L.L.C., an indirect wholly owned subsidiary of the Issuer.
        (d) See below
        (e) See below
        (f) United States

     3. (a) Elizabeth Williams
        (b) 42 Edgemere Drive, Matawan, New Jersey 07747
        (c) Ms. Williams is the Executive Vice President of American Disease Management Associates, L.L.C., an indirect wholly owned subsidiary of the Issuer.
        (d) See below
        (e) See below
        (f) United States

     4. (a) Sal Rafanelli
        (b) 87 Warbler Drive, Wayne, New Jersey 07470
        (c) Mr. Rafanelli is the Vice President of American Disease Management Associates,L.L.C.,an indirect wholly owned subsidiary of the Issuer.
        (d) See below
        (e) See below
        (f) United States

     5. (a) George Brown
        (b) 16 East Willow Avenue, Towson, Maryland 21286
        (c) Mr. Brown is a principal in George Brown and Associates, CPA
        (d) See below
        (e) See below
        (f) United States

     During the last five years, neither the Reporting Person nor any of the persons set forth above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the 2,697,947 shares of Common Stock (the "Shares") as the "Designated Seller" in a Purchase Agreement dated August 3, 2000 between the Issuer and American Disease Management Associates, L.L.C., a Delaware limited liability company ("ADIMA"), Radix Capital Investment Group, LLC, a Delaware limited liability company, Elizabeth Williams, Bruce Blake and Sal Rafanelli, pursuant to which the Issuer, through its subsidiary, MIM Health Plans, Inc., acquired all of the issued and outstanding membership interests of ADIMA.

Item 4.                    Purpose of Transaction

     As reflected in the Reporting Person's Schedule 13G filed on August 14, 2000 with respect to the Shares, the Reporting Person initially acquired the Shares for investment purposes upon the sale to the Issuer by the principals of the Reporting Person of their company, American Disease Management Associates, LLC ("ADIMA"). Before the sale, Elizabeth Williams, Bruce Blake and Sal Rafanelli (the "Principal Management"), were, and now continue to be, the senior management of ADIMA.

     The Reporting Person, through John Chay, has recommended to the Issuer's Chief Executive Officer, Richard H. Friedman (the "CEO"), that the Issuer's strategic business plan be revised in a manner that will facilitate enhancement of the Issuer's business and prospects, increase the Issuer's profitability, and enhance shareholder values. The Reporting Person has outlined general concepts to be included in a plan to restructure and recapitalize the Issuer and re-engineer its strategic goals. These concepts include the reorganization of the company and refocus of its principal business units to further the growth of the specialty pharmacy services, including increase of top-line revenues through niche market opportunities, improvement of the Issuer's overall margins, enhancement of cash flow, introduction of a revitalized management team, and the application of the business principles profitably employed by the Principal Management and its advisors as ADIMA's successful business model prior to the sale. Mr. Chay has also advocated introduction on the Board of directors who have extensive experience directly in the managed health care services sector.

     The Reporting Person has nominated three persons for election to the Board of Directors at the Issuer's 2001 Annual Meeting of Shareholders. A copy of the Reporting Person's letter of nomination is attached hereto as Exhibit 2.

     Except as described above, the Reporting Person has no plans or proposals to influence the control of the Issuer. However, subject to the Issuer's willingness to seriously consider and discuss the Reporting Person's plans and proposals, the Reporting Person may in the future propose one or more extraordinary corporate transactions involving the Issuer, a sale or transfer of all or part of the Issuer's assets, changes in the Issuer's charter and bylaws or such other action as may be appropriate in the Reporting Person's judgment and discretion, or may take certain actions that may influence control of the Issuer, including but not limited to, the purchase of additional Shares or disposition of Shares from time to time in open market or privately negotiated transactions. In determining whether to purchase or dispose of Shares, the Reporting Person will consider various factors, including, without limitation, the following: the availability of Shares for purchase at particular price levels; the business and prospects of the Issuer; the cash availability and needs of the Reporting Person; other business and investment opportunities available to the Reporting Person; economic conditions; applicable legal and regulatory requirements, if any; and other plans and requirements of the Reporting Person.

Item 5.                    Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person and John Chay beneficially own 2,697,947 shares, or 13.205% of the issued and outstanding Common Stock. The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 20,434,120 shares of Common Stock stated by the Issuer to be issued and outstanding at March 1, 2001, as reflected in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000.

     (b) The Reporting Person through John Chay, its managing member, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 2,697,947 shares of the Common Stock.

     (c) There have been no transactions with respect to the Issuer's Common Stock within the last 60 days by the Reporting Person.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Person and its members have entered into the following contracts, arrangements, understandings or relationships with the Issuer or its affiliates.

     PURCHASE AGREEMENT AND EXHIBITS: The Reporting Person, as the "Designated Seller," entered into the Purchase Agreement dated August 3, 2000 between the Issuer and ADIMA, Radix Capital Investment Group, LLC, a Delaware limited liability company, Elizabeth Williams, Bruce Blake and Sal Rafanelli, pursuant to which the Issuer, through its subsidiary, MIM Health Plans, Inc., acquired all of the issued and outstanding membership interests of ADIMA in exchange for $19,000,000 in cash and the 2,697,947 shares of the Issuer's Common Stock issued to the Reporting Person. The Purchase Agreement and the exhibits thereto have been filed by the Issuer as Exhibits to its Form 8-K, File No. 000-28740, on August 10, 2000.

     REGISTRATION RIGHTS AGREEMENT (Exhibit C to the Purchase Agreement): The Issuer and the Reporting Person entered into a Registration Rights Agreement dated as of August 3, 2000 (the "Registration Agreement"). The Registration

Agreement grants the Reporting Person, certain demand rights with respect to registration under the 1933 Act. The Registration Agreement also grants "piggy-back" rights to the Reporting Person to participate in certain registration statements filed by the Issuer.

     EMPLOYMENT AGREEMENTS: Bruce Blake, Elizabeth Williams and Sal Rafanelli, members of the Reporting Person, have entered into three-year employment agreements with ADIMA, a subsidiary of the Issuer, dated August 3, 2000.
Pursuant to the employment agreements, Mr. Blake, serves as President, Ms. Williams serves as Executive Vice President and Mr. Rafanelli serves as Vice President of ADIMA. Mr. Blake's employment agreement is Exhibit B-1 to the Purchase Agreement. Ms. William's and Mr. Rafanelli's employment agreements are filed as Exhibits to this Schedule 13D.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting or any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies), although the Reporting Person reserves the right to develop such in the future.

Item 7                     Material to be Filed as Exhibits

     Exhibit 1    Agreement Regarding Joint Filing of Statement on Schedule 13D

     Exhibit 2    Livingston's Notice of Intent to Nominate Directors

     Exhibit 3 Employment Agreement dated August 3,2000 between Elizabeth Williams and ADIMA.

     Exhibit 4 Employment Agreement dated August 3,2000 between Sal Rafanelli and ADIMA.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  May 15, 2001                            THE LIVINGSTON GROUP LLC



                                                By:/s/ John Chay
                                                   -----------------------------
                                                   John Chay, Managing Member

                                                /s/ John Chay
                                                --------------------------------
                                                John Chay, individually

                                    Exhibit 1

                        AGREEMENT REGARDING JOINT FILING
                          OF STATEMENT ON SCHEDULE 13D

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

     This  Agreement  may  be  executed  in   counterparts   and  each  of  such
counterparts taken together shall constitute one and the same instrument.

Dated:  May 15, 2001                            THE LIVINGSTON GROUP LLC



                                                By: /s/ John Chay
                                                   -----------------------------
                                                   John Chay, Managing Member

                                                /s/ John Chay
                                                --------------------------------
                                                John Chay

                                    Exhibit 2

                              LIVINGSTON GROUP LLC
                              16 East Willow Avenue
                             Towson, Maryland 21286

                                  May 10, 2001


VIA FEDERAL EXPRESS & FACSIMILE
-------------------------------

Mr. Barry A. Posner, Secretary
MIM Corporation
100 Clearbrook Road
Elmsford, New York  10523

Dear Barry:

     This follows our telephone conversation yesterday in which I suggested that MIM Corporation (the "Company") add strong, experienced leadership to its Board of Directors to provide the Company with the proper direction and guidance.

     I recommend that the following three people be nominated to serve as directors of the Company at the upcoming 2001 Annual Meeting of Shareholders of the Company: John Chay, Richard W. Kaplan and Joseph Lynaugh. These nominees would replace one current member of the Board and fill the existing two vacancies (this assumes, of course, that the size of the Board remains at seven).

     I am enclosing with this letter information regarding the nominees and their background. Each of the nominees has consented to serve on the Board, and his written consent is enclosed with this letter.

     Finally, if the Board does not accept my recommendation, then, by the notice given in this letter in accordance with Section 2.09 of the Company's Bylaws, Livingston Group, LLC ("Livingston"), of which I serve as the managing member, hereby nominates the above three persons for election as directors at the Company's 2001 Annual Meeting of Shareholders. The nomination is predicated on the Company maintaining a seven member Board, which currently has two vacancies, and the Company not re-nominating one of the current directors. If the Company intends to change the size of the Board, change the number of nominees, or makes any other changes to the Board, Livingston reserves the right to modify the number of its nominees.

     Livingston beneficially owns 2,697,947 shares,  representing  approximately
13.2 % , of the Common Stock of the Corporation. Livingston's principal business is located at 16 East Willow Avenue, Towson, Maryland 21286.

     I hope we can work this out in a reasonable, prompt and responsible manner.

                                       Sincerely,

                                       /s/ John Chay
                                       -------------------
                                       John Chay

                  INFORMATION REGARDING NOMINEES AND LIVINGSTON

     Set forth below is certain information required by Section 2.09 of the Bylaws of MIM Corporation (the "Corporation") regarding the nomination of persons to serve as directors of the Corporation. Livingston Group, LLC ("Livingston") has nominated John Chay, Richard W. Kaplan and Joseph Lynaugh (collectively, the "Nominees").

PART I            Information Regarding Nominees:

         A.       Name, Age, Business Address and Residence Address


         Name                 Age      Business Address                    Residence Address
         ----                 ---      ----------------                    -----------------
John Chay                     43       2200 Pine Hill Farms Lane           2200 Pine Hill Farms Lane
                                       Cockeysville, MD 21030              Cockeysville, MD 21030

Richard H. Kaplan             54       Subacute Network, LLC.              1316N Asylum Ave
                                       1979 Marcus Ave                     Hartford, CT 06105
                                       Ste. 210
                                       Lake Success, NY 12042

Joseph T. Lynaugh             61       304 Brookemere Rd.                  304 Brookemere Rd.
                                       Ridgewood, NJ 07450                 Ridgewood, NJ 07450


         B.       Principal Occupation or Employment

                  Since 1999, Mr. Chay has been a private investor and has served as a principal in Harvest Investment Group, an entity that he founded that invests in healthcare related companies and services. He is also a principal in the Summit Group, a developer and builder of active adult communities. Since August 2000, Mr. Chay has also served as the managing member of Livingston Group, LLC. In 1991, Mr. Chay founded the Healthlink Group, a physician practice management consulting firm, and in 1993, he co-founded NutriChem, a pharmacy specialty distribution company specializing in oncology related services; both companies were subsequently combined. The combined company was acquired in a series of transactions in 1994 by Phymatrix Corporation (formerly Continuum Care Corporation), which went public in 1996. Mr. Chay served as President of Phymatrix's specialty pharmacy division until 1998, and as a director from 1996 to 1999. Neither Harvest Investment Group nor Summit Group is a parent, subsidiary or other affiliate of the Corporation. Livingston Group, LLC may be deemed to be an affiliate of the Corporation based on Livingston Group, LLC's beneficial ownership interest of approximately 13.2% of the Corporation's common stock.

                  Mr. Kaplan has served as the President and CEO of Subacute Network, LLC, a physician network management company for the past two and a half years. Prior to that, he served for two years as the Executive Vice President of Phymatrix Corporation, also a physician network management company. Prior to that, he served for two years as the Executive Vice President of Advanced Health, another network management company. Subacute Network, LLC is not a parent, subsidiary or other affiliate of the Corporation.

                  Mr. Lynaugh is a private investor and serves as the Chairman of the Board of the Resurgence Foundation, a non-profit entity. From 1996 to 1997, Mr. Lynaugh was the CEO of NYL Care, a wholly-owned subsidiary of New York Life Insurance. Prior to that, he served as the CEO and president of Sanus Healthplans, of which he was a co-founder in 1983.

         C.       Shares Owned Either Beneficially or Of Record.

                  As the managing member of Livingston, Mr. Chay may be deemed to beneficially own the 2,697,947 shares of Common Stock beneficially owned by Livingston. Mr. Chay owns no other shares of Common Stock, either beneficially or of record.

                  Neither Mr. Kaplan or Mr. Lynaugh own any shares of Common Stock.

         D.       Contracts, Arrangements, Understandings.

                  Except as to Mr. Chay, no Nominee was, within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation. Mr. Chay's involvement is described under Part II with respect to Livingston.

         E.       Interest of Certain Persons in Matters to be Acted Upon

                  Except as to Mr. Chay and Livingston, as described in Part II hereof, none of the Nominees has been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         F. Other information relating to such person that is required to be disclosed in a solicitation of proxies for the election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

                  Directorships of Other Publicly Owned Companies
                  -----------------------------------------------

                  No Nominee is serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of 15(d) of the such Act or any company registered as an investment company under the Investment Company Act of 1940.

                  Material Proceedings Adverse to the Corporation
                  -----------------------------------------------

                  To Livingston's best knowledge, and based on information provided by the Nominees, there are no material proceedings to which any Nominee, or any associate of any Nominee, is a party adverse to the Corporation or any of its subsidiaries, and neither he nor any associate of his has a material interest adverse to the Corporation or any of its subsidiaries.

                  Positions or Offices with the Corporation
                  -----------------------------------------
                  No Nominee holds a position or office with the Corporation.

                  Arrangements or Understandings with Other Persons:
                  -------------------------------------------------

                  Other than Livingston's written notice of its intent to nominate the Nominees and each Nominee's consent to such nomination, there are no arrangements or understandings with other persons with respect to the nomination of the Nominees as directors.

                  Absence of any Family Relationships
                  -----------------------------------

                  No Nominee has any family relationship with any director or officer of the Corporation. There is no family relationship between each Nominee and any member of Livingston or any person who controls any member of Livingston.

                  Involvement in Certain Legal Proceedings
                  ----------------------------------------

                  To the best knowledge of Livingston, and based on information provided by the Nominees:

                  (i) Since January 1, 1996 no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against any Nominee, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of any Nominee. In addition, since January 1, 1996 no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for business or property of, any partnership in which a Nominee is or was a general partner, or any corporation or business association of which a Nominee is or was an executive officer.

                  (ii) Since January 1, 1996, no Nominee has been convicted in a criminal proceeding nor has he been named as the subject of any pending criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Absence of Certain Transactions
                  -------------------------------

                  To the best knowledge of Livingston, and based on information provided by the Nominees, except as to the Acquisition described in Part II hereof and related agreements:

                  (i) Since January 1, 2000 no Nominee nor any member of his immediate family has had any material interest in any transaction or any series of similar transactions to which the Corporation or any of its subsidiaries was a party, and no Nominee nor any member of his immediate family has any material interest in any currently proposed transaction, or series of similar transactions to which the Corporation or any of its subsidiaries is a party.

                  (ii) Since January 1, 2000, each Nominee has not had any relationship of the nature described in Item 404(b) of Regulation S-K, promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Specifically, since January 1, 2000, each Nominee has not been an officer, director, partner or employee of, nor has he owned (directly or indirectly) more than 10% of the equity interest in, any of the following types of organizations:

                           (A) Any  organization  that has made or  proposes  to
make payments to the Corporation or any of its subsidiaries for property or services;

                           (B) Any  organization to which the Corporation or any
of its subsidiaries was indebted;

                           (C) Any  organization to which the Corporation or any
of its subsidiaries has made or proposes to make payments for property or services in excess of 5% the Corporation's gross revenues or the other entity's gross revenues; or

                           (D) Any organization  that provided legal services or
investment banking services to the Corporation or any of its subsidiaries.

                  (iii) Since January 1, 2000, no Nominee, nor any member of his immediate family or any firm, corporation or organization of which he is an executive officer or director or the beneficial owner of 10% or more of any class of equity securities, nor any trust or other estate in which he has a substantial beneficial interest or as to which he serves as a trustee or in a similar capacity, was indebted to the Corporation or any of its subsidiaries in excess of $60,000 at any time.

         Section 16 Compliance
         ---------------------

                  None  of the  Nominees  are  required  to file  reports  under
Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Corporation.


PART II  Information Regarding Livingston:

         A.       Name and Address of Livingston

                  The name and address of Livingston is:

                              Livingston Group, LLC
                              16 East Willow Avenue
                              Towson, Maryland 21286

                  The name and address and amount of securities owned beneficially by each of the members of Livingston are included in the Schedule 13G filed by Livingston and its members in respect of the events that occurred on August 4, 2000. A copy of such Schedule 13G is included herewith and incorporated herein by reference.

                  The members of Livingston are:

                           John Chay
                           Bruce Blake
                           Elizabeth Williams
                           Sal Rafanelli
                           George Brown and family:
                                    David Brown
                                    Christopher Brown
                                    Kathy Noonan
                                    Regina Brown (wife)

                  Mr.  Bruce  Blake  is  employed  by  ADIMA,   a  wholly  owned
subsidiary of the Corporation, as President.

         B.       Class and Number of Shares Owned by Livingston

                  Livingston is the beneficial owner of 2,697,947 shares of Common Stock, par value $0.0001 per share, of the Corporation.

         C.       Contracts, Arrangements and Understandings.

                  Livingston acquired the 2,697,947 shares of Common Stock as the "Designated Seller" pursuant to a Purchase Agreement and exhibits dated as of August 3, 2000 between the Corporation and American Disease Management Associates, L.L.C., a Delaware limited liability company ("ADIMA"), Radix Capital Investment Group, LLC, a Delaware limited liability company, Elizabeth Williams, Bruce Blake and Sal Rafanelli. Pursuant to the Purchase Agreement, the Corporation, through its subsidiary, MIM Health Plans, Inc., acquired all of the issued and outstanding membership interests of ADIMA (the "Acquisition"). The Purchase Agreement and exhibits thereto were described in a Form 8K filed by the Corporation in respect of the Acquisition.

                  In connection with the Acquisition, the parties entered into certain covenants, agreements, representations, warranties and indemnities pursuant to the Purchase Agreement. In addition, the following agreements were entered into:

                  REGISTRATION RIGHTS AGREEMENT. The Corporation and Livingston entered into a Registration Rights Agreement dated as of August 3, 2000 (the "Registration Agreement"). The Registration Agreement grants the Livingston, certain demand rights with respect to registration under the 1933 Act. The Registration Agreement also grants "piggy-back" rights to the Livingston to participate in certain registration statements filed by the Issuer.

                  EMPLOYMENT AGREEMENTS. Bruce Blake, a member of Livingston, and ADIMA, a subsidiary of the Issuer, entered into a three year employment agreement dated August 3, 2000 pursuant to which Mr. Blake is employed as president of ADIMA. Mr. Rafanelli and Ms. Williams also have employment agreements with the Corporation.

                  Except as set forth above, there are no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Corporation or with respect to any future employment or future transactions.

         D.       Solicitation Information

                  The nature, description, cost and methods of a solicitation, if any, have not as yet been determined. The cost of any solicitation will be borne by Livingston.

                           CONSENT OF PROPOSED NOMINEE

         The undersigned hereby consent to be named in the proxy statement of MIM Corporation, to be used in connection with its solicitation of proxies from the shareholders of MIM Corporation, for use in voting at the 2001 Annual Meeting of Shareholders of MIM Corporation, and hereby consents and agrees to serve a director of MIM Corporation if elected at such Annual Meeting.


                                                     /s/ John Chay



Dated:  May 10, 2001

                           CONSENT OF PROPOSED NOMINEE

         The undersigned hereby consent to be named in the proxy statement of MIM Corporation, to be used in connection with its solicitation of proxies from the shareholders of MIM Corporation, for use in voting at the 2001 Annual Meeting of Shareholders of MIM Corporation, and hereby consents and agrees to serve a director of MIM Corporation if elected at such Annual Meeting.


                                                     /s/ Richard H. Kaplan



Dated:  May 10, 2001

                           CONSENT OF PROPOSED NOMINEE

         The undersigned hereby consent to be named in the proxy statement of MIM Corporation, to be used in connection with its solicitation of proxies from the shareholders of MIM Corporation, for use in voting at the 2001 Annual Meeting of Shareholders of MIM Corporation, and hereby consents and agrees to serve a director of MIM Corporation if elected at such Annual Meeting.


                                                     /s/ Joseph T. Lynaugh



Dated:  May 10, 2001

                                    Exhibit 3

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into as of August 3. 2000, by and between American Disease Management Associates. L.L.C., a Delaware limited liability company (the "Employer"), an indirect wholly owned subsidiary of MIM Corporation ("Parent") and Elizabeth Williams (the "Employee").

         WHEREAS Employer and the Employee, among others, have entered into a Purchase Agreement, dated as of August 3, 2000 (the "Purchase Agreement") pursuant to which MIM Health Plans. Inc. will purchase all of the Employee's membership interests in the Employer for the purchase price set forth therein.

         WHEREAS, it is a condition to consummation of the Purchase Agreement that the parties enter into this Agreement.

         WHEREAS, the Employer desires to employ the Employee, and Employee desires to be employed by the Employer, in accordance with the terms and conditions set forth herein.

         NOW, THEREFORE, the parties hereto mutually agree as follows:

         SECTION 1. Employment. The Employer hereby employs Employee for the Employment Period specified in Section 2 below as Executive Vice President of the Employer, or in such other capacity as the Employer and the Employee may agree from time to time. The Employee hereby accepts such employment upon the terms and conditions set forth herein and agrees to devote his time and efforts to the performance of his duties hereunder.

         SECTION 2. Employment Period The period of the Employee's employment under this Agreement (the "Employment Period') shall commence on the date hereof and shall end upon the earlier of (i) the 3rd anniversary of the Closing Date (as defined in the Purchase Agreement) or (11) termination of this Agreement as contemplated by Section 7 below.

         SECTION 3. Duties. Employee shall have those duties and responsibilities which are assigned to him by the Employer during the Employment Period. Employee agrees to perform faithfully the duties assigned to him to the best of his ability.

         SECTION 4. Compensation. (a) As compensation for all services rendered and to be rendered pursuant to this Agreement, the Employer agrees to pay the Employee (i) from the date hereof through December 31, 2000 an annual salary of $122,796 (the "2000 Base Salary") and (ii) from and after January 1, 2001, an annual salary of $200,000 (the "Ongoing Base Salary" and together with the 2000 Base Salary, the "Base Salary"). The Base Salary shall accrue and be payable in accordance with the payroll practices of the Employer as in effect from time to time, but not less than bi-monthly. The Employer shall have the right to deduct from any compensation paid to Employee hereunder all taxes and other amounts which may be required to be deducted or withheld by law (including, but not limited to, income tax withholding, social security payments and garnishments), whether such laws are now in effect or become effective after the date of this Agreement.

         (b) During the Employment Period, the Employee shall be entitled to participate in the Parent's 1996 Amended and Restated Stock Incentive Plan (the "Plan") and the 1999 Total Compensation Program for Key Employees (collectively, the Bonus Program"), at the participation levels set forth in Section 4(c) and 4(d) below, and at such additional participation levels as may be determined from time to time by the Chief Executive Officer of Parent or Parent's Board of Directors or any committee thereof.

         (c) Upon execution and delivery of this Agreement and a Stock Option Agreement between the Employee and the Parent (the "Stock Option Agreement"), the Employee shall be granted and shall receive non-qualified stock options ("Options") to purchase 50,000 shares of common stock, par value $0.0001 per share, of Parent ("Common Stock"), at a price per share equal to $1.9375, which is the closing sales price per share of the Common Stock on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") on the third business day prior to the date hereof. Subject to Section 7 hereof and the applicable stock option award agreement (i) 16,667 of such Options shall vest and become exercisable on each of the first and second anniversaries of the date hereof, and (ii) the remaining 16,666 Options shall vest and become exercisable, on the third anniversary of the date hereof. The Options shall be subject to the terms of the Stock Option Agreement and the Plan.

         (d) Upon execution and delivery of this Agreement and a Performance Shares Agreement between the Employee and Parent (the "Performance Share Agreement"), the Employee shall be granted and shall receive 25,000 shares of Common Stock (the "Performance Shares") which shall be subject to certain limitations and restrictions as set forth in the Performance Shares Agreement and the Plan.

         (e) The Company shall pay Employee $750 per month as an automobile allowance.


         SECTION 5. Expenses. The Employer shall promptly or within 30 days of receipt of a reimbursement report from the Employee reimburse the Employee for all reasonable expenses incurred by the Employee on behalf of the Employer or in connection with the Employee's performance of his duties hereunder; provided, that the Employee submits proof of such expenses, with the properly completed forms and supporting receipts and other documentation as prescribed by the Company, in accordance with the policies applicable to employees of the Employer.


         SECTION 6. Employment Benefits. During the Employment Period, Employee shall be entitled to such other benefits as are customarily accorded to the employees of the Parent, including, but not limited to, the right to participate in employee benefit programs maintained by the Employer such as group health, life, and disability insurance pursuant to the terms of those plans (the "New Benefits") or, at Employee's election (to the extent available), such benefits as Employee was entitled to receive from Employer immediately prior to the date hereof (the "Existing Benefits"); provided such Employee pays Parent the amount by which the cost of the Existing Benefits exceeds the cost of the New Benefits.

         SECTION 7. Termination.

         (a) This Agreement may be terminated by written notice prior to the expiration of the Employment Period by the Employer at any time. If such termination is with Cause (as such term is hereinafter defined), all of the Employee's rights to compensation and benefits under Sections 4 and 6 above shall terminate upon such termination, except amounts accrued in respect of periods prior to such termination. If such termination is by the Employer without Cause. the Employer shall pay Employee as severance pay, the remaining Base Salary which would other-wise have been paid to Employee from the date of such termination to the third anniversary of the Closing Date, less deductions and withholdings required by law. The term "Cause" shall mean (A) if Employee is convicted of, pleads guilty to, or confesses to any felony or any act of fraud, misappropriation, misrepresentation or embezzlement, (B) if Employee has engaged in a dishonest act to the damage or prejudice of the Employer, or in conduct or activities materially damaging to the property, business, or reputation of the Employer or (C) if Employee fails to comply with the terms of this Agreement (other than Section 8 hereof), and within ten (10) days after written notice from the Company of such failure, Employee has not corrected such failure or, having once received such notice of failure and having so corrected such failure, Employee at any time thereafter again so fails or (D) if Employee violates any of the provisions contained in Section 8 of this Agreement;

         (b) If the Employee shall die during the Employment Period. this Agreement shall terminate, and no further compensation shall be payable to Employee or his estate hereunder, except unpaid accrued compensation.

         (c) If the Employee is unable to discharge his duties hereunder for a period of six consecutive months by reason of physical or mental illness, injury, or incapacity, the Employer may, by written notice to the Employee, terminate this Agreement and no further compensation shall be payable to Employee hereunder.

         (d) If the Employee (i) is terminated without Cause and is entitled to severance pay pursuant to Section 7(a) of this Agreement and (ii) violates any of the restrictive covenants set forth in Section 8 of this Agreement, the Employer shall have no further obligations to make any severance payments to such Employee pursuant to Section 7(a) of this Agreement; provided that notwithstanding the foregoing, the Employee's obligations to comply with all of the restrictive covenants set forth in Section 8 of this Agreement shall continue in effect.

         (e) Notwithstanding anything to the contrary, the consequences of termination, death or disability, as they relate to the Options and the Performance Shares shall be governed by the Plan, and the Stock Option Agreement and the Performance Shares Agreement, respectively.

         SECTION 8. Proprietary Information and Restrictive Covenants.

         All of the provisions set forth in Section 6.04 of the Purchase Agreement (including, without limitation, all covenants, agreements, rights and obligations set forth therein) are incorporated by reference herein in their entirety and shall be of full force and effect, as if stated herein in their entirety.

         SECTION 9. Representations by Employee. Employee hereby represents and warrants to the Employer that (i) the Employee's execution and delivery of this Agreement and his performance of his duties and obligations hereunder will not conflict with, or cause a default under, or give any party a right to damages under, or to terminate, any other agreement to which Employee is a party or by which he is bound, and (ii) there are no agreements or understandings that would make unlawful Employee's execution or delivery of this Agreement or his employment hereunder.

         SECTION 10. Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given, made, and received only when personally delivered, sent by electronically confirmed facsimile transmission, delivered by Federal Express or other nationally recognized courier service, or two days after having been deposited in the United States mail, certified mail, postage prepaid, return receipt requested, addressed as set forth below:

         in the case of the Employer at:

                  American Disease Management Associates, L.L.C.
                  c/o MIM Corporation
                  100 Clearbrook Road
                  Elmsford, New York  10523
                  Facsimile (914) 460-1670
                  Attention:  Barry Posner

         with a copy to:

                  King & Spalding
                  1185 Avenue of the Americas
                  New York, New York  1036
                  Facsimile (212) 556-2142
                  Attention:  E. William Bates, II

         and in the case of the Employee, at:

                  Elizabeth Williams
                  c/o American Disease Management Associates, L.L.C. 5 North Regent Street, Suite 506
                  Livingston, New Jersey 07039

Either party may designate a different address by giving notice of change of address in the manner provided above.

         SECTION 11. Waiver. No waiver or modification in whole or in part of this Agreement, or any term or condition hereof, shall be effective against any party unless in writing and duly signed by the party sought to be bound. Any waiver or any breach of any provisions hereof or any right or power by any party on one occasion shall not be construed as a waiver of, or a bar to, the exercise of such right or power on any other occasion or as a waiver of any subsequent breach.

         SECTION 12. Binding Effect, Successors. This Agreement shall be binding upon and shall inure to the benefit of the Employer and its successors and assigns, and shall inure to the benefit of and be binding upon the Employee and his executors. administrators, heirs. and legal representatives. This Agreement may not be transferred, sold or assigned; provided, however, that the Employer may assign any of its rights and delegate any of its obligations hereunder, in whole or in part, to an Affiliate (as defined in the Purchase Agreement) of Employer without Employee's consent. Because the Employee's duties and services hereunder are special, personal, and unique in nature, the Employee may not transfer, sell or otherwise assign his rights, obligations, or benefits under this Agreement; any purported assignment by the Employee in violation hereof shall be null and void.

         SECTION 13. Controlling Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein, exclusive of the conflict of laws provisions thereof.

         SECTION 14. Severability. It Is the desire and intent of parties that the terrns and conditions of this agreement be enforced to the fullest extent possible. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect or impair the validity or enforceability of the remaining provisions of this Agreement, which shall remain in full force and effect and the parties hereto shall continue to be bound thereby.

         SECTION 15. Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and shall supersede all previous agreements between the parties, whether written or oral, with respect to the subject matter hereof. This Agreement cannot be modified, altered, or amended except by a writing signed by each of the parties hereto.

         IN WITNESS WHEREOF, the Employer and the Employee have executed this Agreement as of the day and year first above written.

                                 EMPLOYER:

                                 American Disease Management Assocciates. L.L.C.


                                 By: /s/ Barry Posner
                                     ----------------
                                     Name:
                                    Title:

                                 EMPLOYEE:


                                 By: /s/ Elizabeth Williams
                                     ----------------------
                                    Elizabeth Williams

                                    Exhibit 4

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (this "Agreement ")is entered into as of August 3, 2000, by and between American Disease Management Associates, L.L.C., a Delaware limited liability company (the "Employer"), an indirect wholly owned subsidiary of MIM Corporation ("Parent"), and Sal Rafanelli (the "Employee").

         WHEREAS Employer and the Employee, among others, have entered into a Purchase Agreement, dated as of August 3, 2000 (the "Purchase Agreement") pursuant to which MIM Health Plans, Inc. will purchase all of the Employee's membership interests in Employer for the purchase price set forth therein.

         WHEREAS, it is a condition to consummation of the Purchase Agreement that the parties enter into this Agreement.

         WHEREAS, the Employer desires to employ the Employee, and Employee desires to be employed by the Employer, in accordance with the terms and conditions set forth herein.

         NOW, THEREFORE, the parties hereto mutually agree as follows:


         SECTION 1. Employment. The Employer hereby employs Employee for the Employment Period specified in Section 2 below as Vice President of the Employer, or in such other capacity as the Employer and the Employee may agree from time to time. The Employee hereby accepts such employment upon the terms and conditions set forth herein and agrees to devote his time and efforts to the performance of this duties hereunder.

         SECTION 2. Employment Period. The period of the Employee's employment under this Agreement (the "Employment Period") shall commence on the date hereof and shall end upon the earlier of (i) the 3rd anniversary of the Closing Date (as defined in the Purchase Agreement) or (ii) termination of this Agreement as contemplated by Section 7 below.

         SECTION 3. Duties. Employee shall have those duties and responsibilities which are assigned to him by the Employer during the Employment Period. Employee agrees to perform faithfully the duties assigned to him to the best of his ability.

         SECTION 4. Compensation. (a) As compensation for all services rendered and to be rendered pursuant to this Agreement, the Employer agrees to pay the Employee (i) from the date hereof through December 31, 2000, an annual salary of $108,660 (the "2000 Base Salary") and (ii) from and after January 1, 2001, an annual salary of $135,000 (the "Ongoing Base Salary") and together with the 2000 Base Salary, the "Base Salary"). The Base Salary shall accrue and be payable in accordance with the payroll practices of the Employer as in effect from time to time, but not less than bi-monthly. The Employer shall have the right to deduct from any compensation paid to Employee hereunder all taxes and other amounts which may be required to be deducted or withheld by law (including, but not limited to, income tax withholding, social security payments and garnishments), whether such laws are now in effect or become effective after the date of this Agreement.

         (b) During the Employment Term. the Employee shall be entitled to participate in the Parent's 1996 Amended and Restated Stock Incentive Plan (the "Plan") and the 1999 Total Compensation Program for Key Employees (collectively. the "Bonus Program"), at the participation levels set forth in Section 4(c) and 4(d) below, and at such additional participation levels as may be determined from time to time by the Chief Executive Officer of Parent or Parent's Board of Directors or any committee thereof

         (c) Upon execution and delivery of this Agreement and a Stock Option Agreement between the Employee and the Parent (the "Option Agreement"), the Employee shall be granted and shall receive non-qualified stock options ("Options") to purchase 40,000 shares of common stock, par value $0.0001 per share, of Parent ("Common Stock"), at a price per share equal to $1.9375, which is the closing sales price per share of the Common Stock on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") on the third business day prior to the date hereof Subject to Section 7 hereof and the applicable stock option award agreement (1) 13,333 of such Options shall vest and become exercisable on each of the first and second anniversaries of the date hereof, and (ii) the remaining 13,334 Options shall vest and become exercisable, on the third anniversary of the date hereof. The Options shall be subject to the terms of the Stock Option Agreement and the Plan.

         (d) Upon execution and delivery of this Agreement and a Performance Shares Agreement between the Employee and Parent (the "Performance Share Agreement"), the Employee shall be granted and shall receive 20,000 shares of Common Stock (the "Performance Shares") which shall be subject to certain limitations and restrictions as set forth in the Performance Shares Agreement and the Plan.

         (e) The Company shall pay Employee $500 per month as an automobile allowance.

         SECTION 5. Expenses. The Employer shall promptly or within 30 days of receipt of a reimbursement report from the Employee reimburse the Employee for all reasonable expenses incurred by the Employee on behalf of the Employer or in connection with the Employee's performance of his duties hereunder; provided, that the Employee submits proof of such expenses, with the properly completed forms and supporting receipts and other documentation as prescribed by the Company, in accordance with the policies applicable to employees of the Employer.

         SECTION 6. Employment Benefits. During the Employment Period, Employee shall be entitled to such other benefits as are customarily accorded to the employees of Parent, including, but not limited to, the right to participate in employee benefit programs maintained by the Parent such as group health, life, and disability insurance pursuant to the terms of those plans (the "New Benefits") or, at Employee's election (to the extent available), such benefits as Employee was entitled to receive from Employer immediately prior to the date hereof (the "Existing Benefits"); provided such Employee pays Parent the amount by which the cost of the Existing Benefits exceeds the cost of the New Benefits.

         SECTION 7. Termination.

         (a) This Agreement may be terminated by written notice prior to the expiration of the Employment Period by the Employer at any time. If such termination is with Cause (as such term is hereinafter defined), all of the Employee's rights to compensation and benefits under Sections 4 and 6 above shall terminate upon such termination. except amounts accrued in respect of periods prior to such termination. If such termination is by the Employer without Cause, the Employer shall pay Employee as severance pay, the remaining Base Salary which would otherwise have been paid to Employee from the date of such termination to the third anniversary of the Closing Date. less deductions and withholdings required by law. The term "Cause" shall mean (A) if Employee is convicted of, pleads guilty to, or confesses to any felony or any act of fraud, misappropriation, misrepresentation or embezzlement, (B) if Employee has engaged in a dishonest act to the damage or prejudice of the Employer, or in conduct or activities materially damaging to the property, business, or reputation of the Employer or (C) if Employee fails to comply with the terms of this Agreement (other than Section 8 hereof), and within ten (10) days after written notice from the Company of such failure, Employee has not corrected such failure or, having once received such notice of failure and having so corrected such failure, Employee at any time thereafter again so fails or (D) if Employee violates any of the provisions contained in Section 8 of this Agreement;

         (b) If the Employee shall die during the Employment Period, this Agreement shall terminate, and no further compensation shall be payable to Employee or his estate hereunder, except unpaid accrued compensation.

         (c) If the Employee is unable to discharge his duties hereunder for a period of six consecutive months by reason of physical or mental illness, injury, or incapacity, the Employer may, by written notice to the Employee, terminate this Agreement and no further compensation shall be payable to Employee hereunder.

         (d) If the Employee (i) is terminated without Cause and is entitled to severance pay pursuant to Section 7(a) of this Agreement and (ii) violates any of the restrictive covenants set forth in Section 8 of this Agreement, the Employer shall have no further obligations to make any severance payments to such Employee pursuant to Section 7(a) of this Agreement; provided that notwithstanding the foregoing, the Employee's obligations to comply with all of the restrictive covenants set forth in Section 8 of this Agreement shall continue in effect.

         (e) Notwithstanding anything to the contrary, the consequences of termination, death or disability, as they relate to the Options and the Performance Shares shall be governed by the Plan, and the Stock Option Agreement and the Performance Shares Agreement, respectively.

         SECTION 8. Proprietary Information and Restrictive Covenants.

         All of the provisions set forth in Section 6.04 of the Purchase Agreement (including, without limitation, all covenants, agreements, rights and obligations set forth therein) are incorporated by reference herein in their entirety and shall be of full force and effect, as if stated herein in their entirety,

         SECTION 9. Representations by Employee. Employee hereby represents and warrants to the Employer that (i) the Employee's execution and delivery of this Agreement and his performance of his duties and obligations hereunder will not conflict with, or cause a default under, or give any party a right to damages under, or to terminate, any other agreement to which Employee is a party or by which he is bound, and (ii) there are no agreements or understandings that would make unlawful Employee's execution or delivery of this Agreement or his employment hereunder.

         SECTION 10. Notices. All notices, requests, demands, and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given. made, and received only when personally delivered, sent by electronically confirmed facsimile transmission, delivered by Federal Express or other nationally recognized courier service, or two days after having been deposited in the United States mail, certified mail, postage prepaid, return receipt requested, addressed as set forth below:

         in the case of the Employer at:

                 American Disease Management Associates, L.L.C.
                 c/o MIM Corporation
                 100 Clearbrook Road.
                 Elmsford, New York 10523
                 Facsimile (914) 460-1670
                 Attention: Barry Posner

          with a copy to:

                 King & Spalding
                 118 5 Avenue of the Americas
                 New York, New York 10036
                 Facsimile (212) 556-2142
                 Attention: E. William Bates, II

         and, in the case of the Employee, at:

                Sal Rafanelli
                c/o American Disease Management Associates, L.L.C. 5 North Regent Street, Suite 506
                Livingston, New Jersey 07039

Either party may designate a different address by giving notice of change of address in the manner provided above.

         SECTION 11. Waiver. No waiver or modification in whole or in part of this Agreement, or any term or condition hereof, shall be effective against any party unless in writing and duly signed by the party sought to be bound. Any waiver or any breach of any provisions hereof or any right or power by any party on one occasion shall not be construed as a waiver of, or a bar to, the exercise of such right or power on any other occasion or as a waiver of any subsequent breach.

         SECTION 12. Binding Effect, Successors. This Agreement shall be binding upon and shall inure to the benefit of the Employer and its successors and assigns. and shall inure to the benefit of and be binding upon the Employee and his executors. administrators, heirs. and legal representatives. This Agreement may not be transferred, sold or assigned; provided, however, that the Employer may assign any of its rights and delegate any of its obligations hereunder, in whole or in part, to an Affiliate (as defined in the Purchase Agreement) of Employer without Employee's consent. Because the Employee's duties and services hereunder are special, personal, and unique in nature, the Employee may not transfer, sell or otherwise assign his rights, obligations, or benefits under this Agreement; any purported assignment by the Employee in violation hereof shall be null and void.

         SECTION 13. Controlling Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein, exclusive of the conflict of laws provisions thereof.

         SECTION 14. Severability. It is the desire and intent of parties that the terms and conditions of this agreement be enforced to the fullest extent possible. If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect or impair the validity or enforceability of the remaining provisions of this Agreement, which shall remain in full force and effect and the parties hereto shall continue to be bound thereby.

         SECTION 15. Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and shall supersede all previous agreements between the parties, whether written or oral, with respect to the subject matter hereof. This Agreement cannot be modified, altered, or amended except by a writing signed by each of the parties hereto.

         IN WITNESS WHEREOF. the Employer and the Employee have executed this Agreement as of the day and year first above written.

                                  EMPLOYER:

                                  American Disease Management Associates. L.L.C.


                                  By: /s/ Barry Posner
                                      ----------------
                                     Name:
                                     Title:

                                  EMPLOYEE:

                                  By:/s/ Sal Rafanelli
                                     -----------------
                                     Sal Rafanelli